

SE   20010326

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41879

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bentley Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Fifth Avenue, 22nd Floor
(No. and Street)

New York   NY   10017
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies, LLP
(Name – if individual, state last, first, middle name)

665 Fifth Avenue   New York   NY   10022
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Oliver D. Cromwell _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bentley Securities Corporation _____ , as of December 31 _____, 20 19 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Bentley Securities Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bentley Securities Corporation (the "Company") as of December 31, 2019, and the related notes to the statement of financial condition (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matters

The Company has an expense sharing agreement with an affiliated entity, Bentley Associates L.P. Because of this relationship, it is possible that the terms of the expense sharing agreement are not the same as those that would result from an agreement between unrelated parties. Our opinion is not modified with respect to this matter.

PKF O'Connor Davies, LLP

We have served as the Company's auditor since 1998.

February 25, 2020

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

Bentley Securities Corporation

Statement of Financial Condition
December 31, 2019

ASSETS

Cash	$	37,780
Prepaid expenses		8,295
Total Assets	$	46,075

LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities

Accrued expenses	$	15,428
Total Liabilities		15,428

Stockholder's equity
Common Stock, $0.10 par value;
1,000 shares authorized, 300 shares

Issued and outstanding	30
Additional paid-in-capital	33,019
Retained earnings	(2,402)
Total Stockholder's Equity	30,647

Total Liabilities and Stockholder's Equity	$	46,075

See notes to Statement of Financial Condition

Bentley Securities Corporation

Notes to Financial Statements
December 31, 2019

1. Description of Business

Bentley Securities Corporation (the "Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934 ("SEA") and is a member of the Financial Industry Regulatory Authority (FINRA). The Company will, on a best effort's basis, assist issuers in making private placements of debt and equity securities to institutional investors and accredited investors only.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S GAAP).

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from these estimates.

Cash

The Company's cash consists of cash deposited at FDIC insured financial institutions. The Company considers all highly liquid investments with a maturity of less than ninety days at time of purchase to be cash equivalents.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay Federal and New York State corporate income taxes on its taxable income. Instead, the individual stockholder is liable for income taxes on the Company's taxable income. The Company is subject to state franchise taxes and local corporate income taxes.

Management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject to U.S. federal, state or local tax audits for periods prior to 2016.

Revenue Recognition

The Company follows the guidance from ASU 2014-09 ("ASC's 606"), which provides guidance on the recognition of revenues from contracts with customer and requires gross presentation of certain contract costs. The adoption of the revenue standard resulted in no change to beginning stockholder's equity during the year of adoption.

2. Summary of Significant Accounting Policies (continued)

Success Fees

Investment banking success fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the closing of a transaction when all performance obligations have been satisfied.

Retainer Fees

For advisory services, the Company may receive retainers in advance of the transaction's closing or is paid without a corresponding success fee. In these instances, revenue is recognized over time as the performance obligations and benefits are simultaneously provided by the Company and consumed by the customer, respectively.

In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2019, there were no contract liabilities.

Commissions Receivable and Consultant Fees Payable

The Company has an agreement with its consultants for the payment of commissions in connection with success and retainer fees. The consultants are due 90% of income earned. As of December 31, 2019, there are no balances open.

The Company and the consultants have agreed that commissions are due to the consultants upon receipt of such fees by the Company. The Company assesses the collectability of commissions receivable to determine if an allowance for uncollectible accounts is necessary.

Subsequent Events

The Company's management has evaluated subsequent events for adjustment to and disclosure in the financial statements through the date that the financial statements were available to be issued, which date is February 25, 2020.

3. Net Capital Requirements

The Company is subject to the SEA Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $22,352, which was $17,352 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital is .69 to 1.

Bentley Securities Corporation

Report of Independent Registered
Public Accounting Firm on
Applying Agreed-Upon Procedures
Related to an Entity's SIPC General
Assessment Reconciliation

December 31, 2019



PKF
O'CONNOR
DAVIES
ACCOUNTANTS AND ADVISORS

**Report of Independent Registered Public Accounting Firm on Applying
Agreed-Upon Procedures Related to an Entity's SIPC General Assessment Reconciliation**

**To the Stockholder of
Bentley Securities Corporation**

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Bentley Securities Corporation and the SIPC, solely to assist you and SIPC in evaluating Bentley Securities Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Bentley Securities Corporation's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1.	Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and copies of the supporting cancelled checks, noting no differences;

2.	Compared the amounts reported on the financial statements included in the Annual Report for the year ended December 31, 2019, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3.	Compared any adjustments reported in Form SIPC-7 with supporting revenue schedules and working papers, noting no differences;

4.	Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related revenue schedules and working papers supporting the adjustments, noting no differences; and,

5.	Compared the amount of prior year overpayment, if any, applied to the current assessment with the Form SIPC-7, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Bentley Securities Corporation's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PKF O'Connor Davies, LLP

February 25, 2020

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
1*1*******224***************ALL FOR AADC 100
41879  FINRA   DEC
BENTLEY SECURITIES CORPORATION
ATTN: OLIVER D CROMWELL
535 5TH AVE FL 22
NEW YORK, NY 10017-3679
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ _1,405_

    B. Less payment made with SIPC-6 filed (**exclude interest**)   (_1,077_)

     July 8, 2019
     Date Paid

    C. Less prior overpayment applied   (_0_)

    D. Assessment balance due or (overpayment)   _328_

    E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   _0_

    F. Total assessment balance and interest due (or overpayment carried forward) $ _328_

    G. **PAYMENT: √ the box**
     Check mailed to P.O. Box ☑ Funds Wired ⊒ ACH ⊒
     Total (must be same as F above) $ _328_

    H. Overpayment carried forward $(_0_)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Bentley Securities Corporation
(Name of Corporation, Partnership or other organization)

OPCromwell
(Authorized Signature)

Dated the _6th_ day of _January_, 20_20_.

Oliver D. Cromwell President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____
   Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2019**
and ending **12/31/2019**

Item No.

		Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030)		$ 936,589

2b. Additions:
- (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.
- (2) Net loss from principal transactions in securities in trading accounts.
- (3) Net loss from principal transactions in commodities in trading accounts.
- (4) Interest and dividend expense deducted in determining item 2a.
- (5) Net loss from management of or participation in the underwriting or distribution of securities.
- (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.
- (7) Net loss from securities in investment accounts.

    Total additions — $0

2c. Deductions:
- (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.
- (2) Revenues from commodity transactions.
- (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.
- (4) Reimbursements for postage in connection with proxy solicitation.
- (5) Net gain from securities in investment accounts.
- (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.
- (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).
- (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (Deductions in excess of $100,000 require documentation)

- (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13. Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

    (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

    Enter the greater of line (i) or (ii)

    Total deductions — $0

2d. SIPC Net Operating Revenues		$ 936,589
2e. General Assessment @ .0015		$ 1,405

(to page 1, line 2.A.)

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